UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004

FORM 11-K

(X)	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 or

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 0-19598

infoUSA Inc. 401(K) Plan

5711 South 86th Circle, Omaha, Nebraska 68127

(Full title and address of the plan)

infoUSA Inc.

5711 South 86th Circle, Omaha, Nebraska 68127

(Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

Registrant’s telephone number, including area code (402) 593-4500

Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:

Stormy L. Dean
Chief Financial Officer
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127

infoUSA, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and December 30, 2001 and 2000

(With Independent Auditors’ Reports Thereon)

infoUSA, INC. 401(k) PLAN

Independent Auditors’ Report

The Plan Trustees
infoUSA, Inc. 401(k) Plan:

We have audited the financial statements of the infoUSA, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and December 30, 2001, and for the years ended December 31, 2002 and December 30, 2001 and 2000, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and December 30, 2001, and the changes in net assets available for plan benefits for the years ended December 31, 2002 and December 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP KPMG LLP

June 10, 2003
Omaha, Nebraska

infoUSA, INC. 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and December 30, 2001

	2002	2001

Assets:
Investments at fair value:
Mutual funds	$28,498,288	30,038,994
infoUSA common stock	4,007,894	4,848,663
Participant loans	812,480	563,457

Total investments	33,318,662	35,451,114
Receivables:
Employer contribution	—	47,344
Participant contributions	—	122,471

Total assets	33,318,662	35,620,929
Liabilities:
Accrued administrative expenses	12,018	5,000

Net assets available for plan benefits	$33,306,644	35,615,929

See accompanying notes to financial statements.

infoUSA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and December 30, 2001 and 2000

	2002	2001	2000

Additions to net assets attributed to:
Investment income:
Dividend income	$664,078	1,170,596	2,963,324
Interest income	50,393	27,508	45,381
Net appreciation (depreciation) in fair value of investments	(6,217,212)	645,997	(4,296,618)

Total investment income (loss)	(5,502,741)	1,844,101	(1,287,913)

Contributions:
Participants	4,878,307	4,492,322	5,165,585
Employer cash contribution	978,522	844,633	—
Employer stock contribution	516,851	875,741	2,252,592
Rollover from Donnelley Marketing, Inc.	—	—	2,122,280

Total contributions	6,373,680	6,212,696	9,540,457

Total additions	870,939	8,056,797	8,252,544

Deductions from net assets attributed to:
Benefits paid to participants	3,104,951	5,611,031	5,229,737
Administrative fees	75,273	73,036	100,150

Total deductions	3,180,224	5,684,067	5,329,887

Net increase (decrease)	(2,309,285)	2,372,730	2,922,657
Net assets available for plan benefits:
Beginning of year	35,615,929	33,243,199	30,320,542

End of year	$33,306,644	35,615,929	33,243,199

See accompanying notes to financial statements

infoUSA, INC. 401(k) PLAN

Notes to Financial Statements

(1) Description of Plan

The following description of the infoUSA, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering employees of infoUSA, Inc. (the Company) who have been employed by the Company for any consecutive 6-month period and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan believes they are in compliance with such provisions. Assets from the First Data Corporation Incentive Savings Plan attributable to certain employees of Donnelley Marketing, Inc. (Donnelley) totaling approximately $15.7 million were rolled over into the Plan October 15, 1999, with an additional approximately $2.1 million rolled over in 2000. The assets associated with these transfers and business changes were rolled into the available investment options of the Plan at the respective transfer dates. During 2002, the Company changed the Plan’s year-end from December 30 to December 31 to be the same as the Company’s fiscal year-end.

(b) Contributions

During 2002, participants could elect to contribute up to 15% of their pre-tax annual compensation, not to exceed limits set by the Secretary of the Treasury. Effective December 31, 2002, participants can elect to contribute up to 100% of their annual compensation less applicable payroll taxes and other withholdings, not to exceed regulatory limits. The Company makes matching contributions of 50% of the first 6% of participant contributions. On February 14, 2001, this was amended so that the annual matching contribution to the Plan may be in the form of Company common stock or cash.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in their account. All contributions are directed by the participants into the various investment options offered. Effective for the first quarter of 2001, the fees charged by the Trustee are paid from the Plan participants’ accounts, rather than from forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e) Participant Loans

Effective February 1, 2001, the Plan determined loans will be allowed subject to a $1,000 minimum amount and will be granted for any purpose. In addition, the Plan assumed loans that were transferred in conjunction with plan mergers. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 9.5% at December 31, 2002. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f) Payment of Benefits

Upon termination of service, a participant will receive a lump sum amount equal to the value of his or her account, subject to mandatory Federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g) Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. Forfeitures are applied against future Company contributions. Forfeitures as of December 31, 2002, and December 30, 2001 and 2000, were $101,335, $14,489, and $78,057, respectively.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

(b) Investments

All Plan investments are held by T. Rowe Price (the Trustee) and are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Administrative Expenses

Certain administrative expenses are paid by the Company. The Plan is responsible for administrative fees relating to certain recordkeeping expenses.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

The following table represents the fair value of individual investments, which exceed 5% of the Plan’s net assets at December 31, 2002 and December 30, 2001:

	2002	2001

infoUSA Inc. Common Stock	$4,007,894	4,848,663
TRP Summit Cash Reserves	3,041,471	2,565,126
PIMCO Total Return Fund	3,500,483	2,783,871
TRP Equity Income Fund	6,201,519	6,979,934
TRP Equity Index 500 Fund	3,660,613	4,275,366
TRP Growth Stock Fund	6,468,527	8,361,375
Brinson Small Cap Growth Fund	2,607,783	3,644,698

During 2002, 2001, and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(6,217,212), $645,997, and $(4,296,618) as follows:

	2002	2001	2000

Registered investment companies	$(5,332,295)	(1,246,817)	(2,030,507)
infoUSA Inc. common stock	(884,917)	1,892,814	(2,266,111)

	$(6,217,212)	645,997	(4,296,618)

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2002	2000

Net asset available for plan benefits per the financial statements	$33,306,644	35,615,929
Benefit claims payable included on Form 5500	—	(72,745)

Net assets available for plan benefits per the Form 5500	$33,306,644	35,543,184

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$3,104,951
Add benefit claims payable at December 31, 2002	—
Less benefit claims payable at December 31, 2001	(72,745)

Benefits paid to participants per the Form 5500	$3,032,206

Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Related Party Transactions

The Plan invests in various funds managed by T. Rowe Price and Fidelity Management Trust Company, the Plan’s Trustees. T. Rowe Price has been the sole trustee of the Plan since 2001. As these transactions are with the Trustees, they qualify as a related party. Fees paid by the Plan for the investment management services for the years ended December 31, 2002, and December 30, 2001 and 2000 amounted to approximately $42,000, $41,000, and $100,000, respectively.

Schedule

infoUSA, INC. 401(k) PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

		(c)
		Description of investment
	(b)	including maturity date, rate		(e)
	Identity of issue, borrower,	of investment, collateral, par,	(d)	Current
(a)	lessor, or similar party	or maturity value	Cost	value

	Participant directed:
*	T. Rowe Price Funds	Cash reserves	$3,041,471	3,041,471
	Pimco Funds	Total return fund	3,543,915	3,500,483
*	T. Rowe Price Funds	Equity income fund	7,032,886	6,201,519
*	T. Rowe Price Funds	Growth stock fund	7,501,528	6,468,527
*	T. Rowe Price Funds	Equity index 500 fund	4,327,802	3,660,613
	Brinson Funds	Small cap growth fund	2,810,679	2,607,783
	Artisan Funds	International stock fund	1,138,743	995,363
*	T. Rowe Price Funds	Emerging markets stock fund	116,442	106,215
*	T. Rowe Price Funds	High yield fund	94,052	90,145
*	T. Rowe Price Funds	International bond fund	197,157	214,042
*	T. Rowe Price Funds	Small-cap value fund	939,984	895,257
*	T. Rowe Price Funds	U.S. treasury long-term fund	694,586	716,870
*	Company stock	infoUSA Inc. common stock	4,055,949	4,007,894
*	Participant loans	Various maturity dates with
		rates from 5.25% – 9.5%	—	812,480

			$35,495,194	33,318,662

*	Represents party-in-interest.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

infoUSA INC.

Date: June 28, 2003	/s/ STORMY L. DEAN Stormy L. Dean, Chief Financial Officer (principal financial officer)

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Accountants, filed herewith.